TASEKO REPORTS THIRD QUARTER 2012 RESULTS
AND PROVIDES OPERATIONAL UPDATE

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

October 31, 2012, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") reports the results for the three months ended September 30, 2012.

Highlights

  Revenues for the third quarter 2012 were $61.0 million from the sale of 16.1 million pounds of copper and 209 thousand pounds of molybdenum (Taseko’s 75% share).

  Total production at Gibraltar for the quarter ended September 30, 2012 was 23.7 million pounds of copper and 276 thousand pounds of molybdenum.

  Gibraltar Development Plan 3 (GDP3) is seven weeks from initial commissioning. During the third quarter, first phase commissioning of the conveyor system was completed.

  Spending on New Prosperity and Aley projects in the third quarter totalled $6.8 million.

  On September 20, 2012 Taseko submitted the Environmental Impact Statement for the New Prosperity Project to the Federal Review Panel established for the federal environmental assessment of the project.

  Gibraltar received the Mine Reclamation Award from the Provincial Government’s Technical and Research Committee on Reclamation in recognition for its large-scale reclamation projects and progressive reclamation research trials.

For the three months ended September 30, 2012, Taseko had gross profit of $11.7 million, a net loss of $3.9 million and adjusted net earnings of $1.5 million. This compares to gross profit of $25.2 million, net earnings of $30.0 million and an adjusted net loss of $2.0 million for the three months ended September 30, 2011.

Russell Hallbauer, President and CEO of Taseko, commented, “With the ramp up of GDP2 effectively behind us and commissioning of GDP3 expected to commence later this quarter, we are in an enviable position heading into next year. 2013 will be a year of significant growth with the potential to nearly double our revenue with a commensurate increase in free cash flow and earnings. At the same time, exploration and evaluation expenditures will be approximately one half of 2012 levels as the majority of our project work is complete. This reduction in project expenditures will translate into near-term earnings improvements.”

Mr. Hallbauer continued, “Current production has achieved steady state at very close to capacity. As previously disclosed, both the third and fourth quarter production will be somewhat impacted by GDP3 tie-ins, which will have a negative impact on operating costs. Taking into account downtime in the quarter, the concentrator operated at 95% of daily design capacity. Now that we have the mill running at consistent levels, we will focus on metal recoveries and other optimization initiatives.”

Mill throughput is anticipated to be 12 to 14 million tons during the first half of 2013 while GDP3 is ramping up. For the second half of 2013, mill throughput is forecast to be 14 to 15 million tons.

Mr. Hallbauer concluded, “In the third quarter, we continued spending on both our New Prosperity and Aley projects. At Aley, most of the technical work that is required to upgrade the mineral resource to a 43-101 compliant reserve has been completed. Metallurgical tests and the process flowsheet are nearly finalized and we are encouraged by results to-date. For New Prosperity, our 2013 budget is comprised mainly of environmental assessment work and detailed engineering. Discussions are well advanced on marketing arrangements for both New Prosperity and Aley – we intend to conclude off-take agreements in the new year. Our expectation is that both projects will be construction ready in 2014, at which time we will determine optimal sequencing to effectively manage our future growth.”

Taseko will host a conference call on Thursday, November 1, 2012 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079, or (970) 315-0461 internationally. Accompanying presentation slides will be available to download at tasekomines.com. Alternatively, a live and archived webcast will also be available at tasekomines.com. The conference call will be archived for later playback until November 8, 2012 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 37379760.

For further information contact: Brian Bergot, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.